UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 4, 2012.

•	Press Release dated September 4, 2012.

•	Press Release dated September 4, 2012.

•	Press Release dated September 5, 2012.

•	Press Release dated September 6, 2012.

•	Press Release dated September 13, 2012.

•	Press Release dated September 27, 2012.

•	Press Release dated September 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

Date:    September 4, 2012

DTE Energy, Enbridge and Spectra Energy to Develop New Major Pipeline to Connect

Growing Utica Shale Gas Supplies to Premium Markets in the U.S. Midwest and Ontario

HOUSTON – DTE Energy (NYSE: DTE), Enbridge Inc. (NYSE: ENB) and Spectra Energy Corp (NYSE: SE) (the “Partners”) today announced the execution of a Memorandum of Understanding (MOU) to jointly develop the NEXUS Gas Transmission (NGT) system, a project that will move growing supplies of Ohio Utica shale gas to markets in the U.S. Midwest, including Ohio and Michigan, and Ontario, Canada.

The proposed NGT project will originate in northeastern Ohio, include approximately 250 miles of large diameter pipe, and be capable of transporting one billion cubic feet per day of natural gas. The line will follow existing utility corridors to an interconnect in Michigan and utilize the existing Vector Pipeline system to reach the Ontario market. Upon completion of the project, Spectra Energy will become a 20-percent owner in Vector Pipeline, a joint venture between DTE Energy and Enbridge.

The new pipeline will serve local distribution companies, power generators and industrial users in the Ohio, Michigan and Ontario markets. It will include interconnects with Michigan Consolidated Gas Company, Consumers Energy and, through the Vector Pipeline, the Enbridge Tecumseh Gas Storage facility and Union Gas’ Dawn Hub, both in Ontario.

The Partners have received expressions of interest for a significant level of firm capacity to anchor the project. An open season for the project is planned for fourth quarter 2012, with a targeted in-service as early as November 2015, depending on final market demand and commitments.

About DTE Energy

DTE Energy (NYSE:DTE) is a Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide. Its operating units include Detroit Edison, an electric utility serving 2.1 million customers in Southeastern Michigan, MichCon, a natural gas utility serving 1.2 million customers in Michigan and other non-utility, energy businesses focused on gas storage and pipelines, unconventional gas production, power and industrial projects, and energy trading. Information about DTE Energy is available at www.dteenergy.com.

About Enbridge Inc.

Enbridge Inc. (NYSE: ENB) is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing investment in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge is ranked as one of Canada’s Greenest Employers and one of the Top 100 Companies to Work for in Canada. For more information, visit www.enbridge.com.

About Spectra Energy

Spectra Energy Corp (NYSE: SE), a FORTUNE 500 company, is one of North America’s premier natural gas infrastructure companies serving three key links in the natural gas value chain: gathering and processing, transmission and storage, and distribution. For more than a century, Spectra Energy and its predecessor companies have developed critically important pipelines and related infrastructure connecting natural gas supply sources to premium markets. Based in Houston, Texas, the company’s operations in the United States and Canada include more than 19,000 miles of transmission pipeline, approximately 305 billion cubic feet of storage, as well as natural gas gathering and processing, natural gas liquids and local distribution operations. The company also has a 50 percent ownership in DCP Midstream, one of the largest natural gas gatherers and processors in the United States. Spectra Energy is a member of the Dow Jones Sustainability World and North America Indexes and the U.S. S&P 500 Carbon Disclosure Project’s Carbon Disclosure Leadership Index. For more information, visit www.spectraenergy.com.

About Vector Pipeline, L.P.:

Vector Pipeline L.P. is a partnership between Calgary-based Enbridge Inc. (NYSE/TSE: ENB), with a 60-percent interest, and Detroit-based DTE Energy Company (NYSE: DTE), with a 40-percent interest. Information about Vector Pipeline is available at www.vector-pipeline.com.

DTE Energy

Media:	Len Singer
313-235-8809
singerl@dteenergy.com

Analysts:	Mark Rolling
313-235-7663
rollingm@dteenergy.com

Enbridge Inc.

Media:	Jennifer Varey / Larry Springer
403-508-6563 / 713-821-2253 or toll-free 888-992-0997
jennifer.varey@enbridge.com
larry.springer@enbridge.com

Analysts:	Jody Balko
403-231-5720
jody.balko@enbridge.com

Spectra Energy

Media:	Wendy Olson
713-627-4072 or 713-627-4747 (24-hour media line)
wkolson@spectraenegry.com

Analysts:	John Arensdorf
713-627-4600
jrarensdorf@spectraenergy.com

# # #

NEWS RELEASE

Enbridge Announces $250 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 4, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 10 million cumulative redeemable preference shares, series P (the “Series P Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on September 13, 2012.

The holders of Series P Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding March 1, 2019. The first quarterly dividend payment date is scheduled for December 1, 2012. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.50 per cent. The Series P Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter.

The holders of Series P Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series Q (the “Series Q Preferred Shares”), subject to certain conditions, on March 1, 2024 and on March 1 of every fifth year thereafter. The holders of Series Q Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.50 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional two million Series P Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc., CIBC World Markets, RBC Capital Markets, and Scotia Capital Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 4, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series P (the “Series P Preferred Shares”), the size of the offering has been increased to 16 million shares. The aggregate gross proceeds will be $400 million.

The holders of Series P Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding March 1, 2019. The first quarterly dividend payment date is scheduled for December 1, 2012. The dividend rate will reset on March 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.50 per cent. The Series P Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2019 and on March 1 of every fifth year thereafter.

The holders of Series P Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series Q (the “Series Q Preferred Shares”), subject to certain conditions, on March 1, 2024 and on March 1 of every fifth year thereafter. The holders of Series Q Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.50 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc., CIBC World Markets, RBC Capital Markets, and Scotia Capital Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Al Monaco to become President and CEO of Enbridge October 1st

CALGARY, Alberta – September 5, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that its Board of Directors has appointed Al Monaco as President and Chief Executive Officer of Enbridge effective October 1, 2012. Mr. Monaco is currently a member of the Board of Directors. As previously announced, Patrick D. Daniel will retire as CEO and will also retire from Enbridge’s Board of Directors at that time.

“Enbridge has a long and successful history in delivering energy in North America and I feel privileged to have this opportunity to lead the Company,” said Mr. Monaco. “Pat Daniel has been an exceptional leader and positioned us very well for the future. On behalf of our Board of Directors, management team and nearly 8,000 employees, we thank Pat for his dedication, vision and hard work.”

Mr. Monaco added, “Enbridge’s main priorities going forward are threefold. First and foremost, we will establish Enbridge as an industry leader in safety, operational reliability and environmental performance. Second, we will focus on executing our $17 billion of secured capital investments that will drive significant earnings and cash flow growth over the next five years and beyond. Importantly, this priority lines up with our objective of providing value added solutions for our customers. Finally, we will continue to develop new business platforms that will extend our growth rate into the next decade. Together with the rest of the management team and staff, I look forward to delivering on these priorities.”

“After nearly 12 years as CEO, and more than 30 as an employee of the company, I am proud of Enbridge and all that we have accomplished,” said Mr. Daniel. “Over the past few months, Al and I have worked together to smoothly transition leadership of the company and I am confident Enbridge will continue to deliver on its growth plans and to evolve as a leading energy delivery company.”

Bios and photos of Mr. Monaco and Mr. Daniel are available at www.enbridge.com

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or toll-free (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to invest up to $600 million to support gas distribution growth in Greater Toronto Area

Calgary, Alberta, September 6, 2012 – Enbridge Inc. (TSX, NYSE: ENB) today announced its Board of Directors has committed up to $600 million to expand Enbridge Gas Distribution’s (EGD) natural gas distribution system in the Greater Toronto Area (GTA) to meet the demands of growth in the GTA and continue the safe and reliable delivery of natural gas to current and future customers. The estimated capital cost is contingent on finalization of the scope of the project. The target for construction of the upgrade project is in 2014 and 2015. The project is subject to approval by the Ontario Energy Board (OEB).

“Over the last 20 years, Enbridge Gas Distribution has almost doubled its total number of customers across Ontario from 1.1 million in 1992 to 2 million in 2012,” said Guy Jarvis, President, Enbridge Gas Distribution. “We’re well positioned to benefit from continued strong population growth in the GTA making us not only one of the largest, but also one of the fastest growing, natural gas distribution companies in North America. The proposed upgrade project will enable us to serve current and anticipated growth in our customers’ needs, enhance our flexibility to avoid customer impacts due to disruption of physical supply, and provide options to access additional supply sources for our customers.”

The proposed GTA Project will consist of two segments of pipeline and related facilities to upgrade the existing distribution system that delivers natural gas to the municipalities of Toronto, Brampton, Mississauga, Vaughan, Richmond Hill and Markham. The new lines would provide sufficient internal delivery capability within the GTA to allow EGD to meet the needs of its growing base of customers.

Enbridge expects to file an application with the OEB in the coming months. OEB approval is required before any construction can take place.

Earlier this year, as part of the OEB’s “Leave to Construct” process, Enbridge hosted public open houses in communities near the potential pipeline routes to share information about the project with the public and to gather feedback to incorporate into its application.

For more information about the proposed expansion, please visit www.enbridgegas.com/gtaproject.

About Enbridge Gas Distribution

Enbridge Gas Distribution has a more than 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc. Enbridge Gas Distribution and its affiliates distribute safe, reliable natural gas to more than 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces closing of $400 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 13, 2012 – Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference shares, Series P (the “Series P Preferred Shares”) by a syndicate of underwriters led by TD Securities Inc., CIBC World Markets, RBC Capital Markets and Scotiabank. Enbridge issued 16 million Series P Preferred Shares for gross proceeds of $400 million. The Series P Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.P. The net proceeds will be used to partially fund capital projects, to reduce short term indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Series P Preferred Shares in any jurisdiction. The Series P Preferred Shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our

Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Receives Regulatory Approval for Woodland Pipeline Extension

Calgary, Alberta, September 27, 2012 – Enbridge Pipelines (Woodland) Inc., an affiliate of Enbridge Inc. (TSX:ENB) (NYSE:ENB), has received approval from the Alberta Energy Resources Conservation Board to construct the Woodland Pipeline Extension Project. The project will involve construction of a 36 inch diameter line approximately 385 km from Enbridge’s Cheecham regional oil sands terminal to its mainline hub terminal at Edmonton, effectively twinning Enbridge’s existing Waupisoo Pipeline. The project is estimated to require an investment of approximately $1.0 to $1.4 billion for an initial capacity of 400,000 barrels per day (bpd), expandable to 800,000 bpd. The estimated investment remains subject to finalization of scope and a definitive cost estimate.

The new line is committed to accommodate anticipated growth in production from the Kearl oil sands project, and is required for expected needs from other projects already connected to Enbridge’s regional oil sands system, or expected to be connected. The commercial terms are likely to parallel those of the base Woodland Pipeline. Enbridge has not yet received final commercial approval to initiate field construction from shippers, but anticipates it will do so in time to achieve a 2015 in-service date. Pre-construction development costs are being backstopped by shippers pending final commercial approval.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise. visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Provide Additional Facilities at Athabasca Terminal for Suncor

CALGARY, Alberta, September 27, 2012 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an agreement with Suncor Energy Oil Sands Limited Partnership (Suncor) to expand the existing infrastructure at the Enbridge Athabasca Terminal to accommodate the incremental bitumen volumes from Suncor’s Firebag 3 and 4 developments. The approximately $150 million expansion is expected to be in-service in the second quarter 2013.

Enbridge will construct a new 350,000 barrel tank as well as additional infrastructure including new booster pumps, meters and modifications to existing piping and manifolds. To meet Suncor’s required in-service date, Enbridge began construction in July 2011.

Suncor has agreed to underpin Enbridge’s investment in these facilities through a long-term Services Agreement, during which Enbridge recovers all operating costs, a return on equity and all of its invested capital.

“We’re pleased to further strengthen our relationship with Suncor by delivering timely and innovative terminalling and transportation services,” said Steve Wuori, President, Liquids Pipelines and Major Projects, Enbridge Inc.

Enbridge’s Regional Oil Sands System At-a-Glance:

Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, which currently connect six producing oil sands projects, and which, through commercially secured expansions, will connect eight producing oil sands projects by 2014. A map is available at www.enbridge.com.

Athabasca Pipeline:

•	540-kilometre (335-mile) pipeline in operation since March 1999
•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
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Enbridge Athabasca has a new crude oil pipeline expansion project currently underway called the Athabasca Pipeline Twinning Project that, once completed, will provide transportation service for increased oil production in the Kirby Lake area.

Waupisoo Pipeline:

•	385-kilometre (237 mile) pipeline system in operation since June 2008
•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton

Tankage:

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Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com